Acasti Pharma Inc.

3009 boul. De la Concorde E., Suite 102

Laval, Québec, Canada H7E 2B5

July 13, 2021

VIA EDGAR

Fredrick Philantrope

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acasti Pharma Inc.

Registration Statement on Form S-4

Filed June 30, 2021 (as amended July 13, 2021)

File No. 333-257589

Dear Mr. Philantrope:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Acasti Pharma Inc., respectfully requests that the effective date of the Registration Statement on Form S-4 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on July 15, 2021, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Jason Comerford, Esq. of Osler, Hoskin & Harcourt LLP at (646) 528-8742. Thank you for your assistance and cooperation in this matter.

Very truly yours, ACASTI PHARMA INC.

By:	/s/ Jan D’Alvise
Jan D’Alvise Chief Executive Officer

cc:	Jason Comerford, Esq., Osler, Hoskin & Harcourt LLP

François Paradis, Esq., Osler, Hoskin & Harcourt LLP